SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 17, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference is the Registrant’s notice of its upcoming annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)
By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: April 17, 2013

R.V.B. HOLDINGS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”) will be held on May 23, 2013 at 10:00 a.m. Israel time, at the Company’s offices, located at Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel.

The agenda of the Meeting shall be as follows:

1.Approval of the Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd. (“Inbal”), pursuant to which Mr. Giora Gutman shall serve as the chief executive officer of the Company and its subsidiary, E.E.R. Environmental Energy Resources Israel Ltd. (“EER”)

2.Approval and ratification of an extension of the liability insurance policy of the Company’s directors and officers.

3.Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.

4.Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The approval of Proposals No. 1 and 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposals No. 3 and 4 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on April 24, 2013 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 21, 2013). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than May 5, 2013.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the board of directors of the Company may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices, 7 Jabotinsky St., Ramat-Gan, 52520, Israel, during normal business hours and by prior coordination with Mr. Ofer Naveh, CFO (tel: +972-3-6114933).

By Order of the Board of Directors, Yair Fudim, Chairman of the Board of Directors of the Company Dated: April 17, 2013